EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2012	2011	2010	2009	2008
EARNINGS (LOSS):*
EARNINGS (LOSS) BEFORE INCOME TAXES	$152,881	$(113,064)	$(264,368)	$33,925	$337,311
INTEREST EXPENSE	70,733	70,806	75,508	77,562	59,488
INTEREST IMPUTED ON RENT	14,645	15,303	16,311	22,780	21,217
AMORTIZATION OF CAPITALIZED INTEREST	2,341	2,377	1,838	899	728
TOTAL EARNINGS (LOSS)	240,600	(24,578)	(170,711)	135,166	418,744
FIXED CHARGES:*
INTEREST EXPENSE	70,733	70,806	75,508	77,562	59,488
INTEREST CAPITALIZED	1,339	794	4,538	12,638	6,877
INTEREST IMPUTED ON RENT	14,645	15,303	16,311	22,780	21,217
TOTAL FIXED CHARGES	86,717	86,903	96,357	112,980	87,582
RATIO OF EARNINGS TO FIXED CHARGES	2.77	**	**	1.2	4.78
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*    Earnings (loss) and fixed charges include a division classified as discontinued operations.

**	Earnings for the year ended August 31, 2011 and 2010 were inadequate to cover fixed charges. The coverage deficiency was $111,481 for 2011 and $267,068 for 2010.